Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the third quarter ended September 30, 2005 and should be read in conjunction with the consolidated financial statements for the third quarter ended September 30, 2005 and related notes contained in the report.  The date of this management’s discussion and analysis is November 9, 2005.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition and exploration of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

 Review of Exploration Projects

Freegold currently has three advanced gold projects in the Yukon (Grew Creek), Idaho (Almaden) and Alaska (Golden Summit) and one early stage project in Alaska (Rob).  In excess of 1,000 holes have been drilled into the three advanced stage projects, the majority of which were undertaken as definition drilling by prior operators during times of lower gold prices.  With the sustained higher price of gold Freegold has become much more active in the further exploration of these properties.

Grew Creek Project, Yukon Territory

The Grew Creek Project contains the first documented epithermal (hot springs) gold occurrence in the Yukon Territory. The project has been intermittently explored since its discovery in 1983 and was acquired by Freegold in 2004.

  Exploration on the property has primarily focused on the Main Zone, where during the mid 1980’s to mid-1990’s approximately 147 holes were drilled.  The project was dropped at that time as the previous operators were unable to explain abrupt changes in thickness and grades of the gold mineralization observed between drill sections.  The lack of understanding of the mineralization controls was due to an incorrect assumption that the deposit was oriented in an east-west direction.  Consequently, their drilling was conducted parallel to the veins.

During the past year, Freegold’s exploration program included a 12-hole diamond drill program aimed at determining the correct orientation to the veining. Drilling intersected the veins at right angles, confirming the north-south orientation to the veining, with north-south oriented shear zones faulted into smaller zones that line up in an east-west direction. New modeling of the Main Zone mineralization is being undertaken which will incorporate the new drill information.

Evidence of intense hydrothermal activity has been seen throughout the property, and numerous areas of gold mineralization have already been identified within this large property block which encompasses 30 km of the Tintina Trench.  Little exploration has taken place in these areas as thick glacial till and limited outcrop has hampered past exploration. Freegold is currently conducting a $625,000 exploration program that will be completed by year-end.  A geophysical program has outlined two new target areas of interest, and a 1,200 metre drilling program to test these targets will be conducted from the beginning of November through mid-December.

Almaden Project, Alaska

Almaden is a classic hot springs epithermal deposit located 12 miles east of Weiser, Idaho. Gold mineralization occurs as a flat lying, tabular deposit dispersed underneath a thin impermeable opalite cap rock. The mineralization is well defined by 677 holes, and the deposit was the subject of a 1997 Feasibility Study conducted Watts, Griffis and McQuat.  Due to low gold prices in the intervening years, the project was placed on hold.  With the increases in gold prices over the past few years, Freegold is currently undertaking a new 43-101 compliant resource for the project, which is expected to be completed by the end of November.

Future exploration outside the existing zones will be focused on the search for higher-grade bonanza gold and silver mineralization in discrete feeder zones under the main lower grade deposit.  The model for this type of target is the +7.5 million oz Midas gold mine in Nevada, and the Mule Canyon, Buckhorn and Hollister mines, all of which represent hot springs systems associated with pervasive mercury occurrences above the gold, as is found at Almaden.

Golden Summit Project, Alaska

Located 20 miles north of Fairbanks, and less than 5 miles away from the +350,000 oz/year Fort Knox gold mine, Freegold has been systematically exploring its large Golden Summit project since 1992. The Golden Summit property contains over 80 known gold occurrences, and is host to the largest and highest grade historic lode gold producers in the district, with over 500,000 ounces of gold having been produced from 1902 to 1942. Since 1992, 188 holes (78,177 feet) have been drilled, more than 18,000 feet of trenching has been conducted and 7,729 soil samples have been taken as part of an overall analysis of the property.  As a result, Freegold is now focusing its efforts on a small number of the more prospective targets, trimming its initial 30,940 acre property down to a core 7,500 acre holding. A new vein swarm discovered to the south of the Cleary Hill Mine is the current focus of exploration efforts and additional US $45,000 trenching is being conducted this fall over areas with the highest density of veining. In addition to the trenching program, additional metallurgical testing will be conducted on existing drill core.   Information from these two programs will be key to determining the direction of future exploration programs on the property.

Rob Project, Alaska

The Rob project is a 106-claim gold exploration property located in the Goodpaster mining district, 100 miles southeast of Fairbanks, Alaska. Gold mineralization on the property is hosted in intrusive and metamorphic rocks on the flank of the same 30 km long intrusive dome that also hosts the 4 million ounce Pogo deposit.  Pogo, which shares numerous geological and depositional characteristics to Rob, is located 22 miles from Rob, and is scheduled for start-up in early 2006 at a projected production rate of 400,000 oz/year. Exploration by Freegold on the Rob property has focused on rock sampling and soil auger work. Results have confirmed previously reported high grade values encountered in various zones through the property. Freegold is currently seeking a joint venture partner to further explore this property.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31,(audited)
	2004	2003	2002
Total Revenues	$168,823	$86,245	$50,489
General and administrative expenses	$1,381,717	$1,253,591	$719,570
Mineral property costs	2,192,643	562,655	537,554
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,381,717) (0.05)	(1,253,591) (0.07	(719,570) (0.06)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(2,018,689) (0.08)	(1,177,923) (0.06)	(788,001) (0.07)
Totals Assets	10,442,657	10,559,236	6,321,397
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with GAAP.

			For the Quarters Ended (unaudited)
	Sep. 30	June 30	Mar. 31	Dec. 31	Sep 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004	2004	2004	2004	2003
Total revenues	$6,865	$4,933	$3,571	$80,254	$18,308	$47,134	$23,127	$95,592
Net loss – before tax	398,061	290,184	306,384	1,179,021	370,535	205,235	263,898	485,843
Net loss per share	0.01	0.01	0.01	0.04	0.01	0.01	0.01	0.01
Total assets	9,652,159	9,792,836	10,072,692	10,442,657	10,287,302	10,616,402	10,432,056	10,559,236

Results of operations

The nine months ended September 30, 2005 resulted in a net loss of $994,629 which compares with a loss of $839,668 for the same period in 2004.  General and administrative expenses for the nine months ended September 30, 2005 were $974,236 an increase of $45,999 over the same period in 2004.  During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $191,400 for the period ended September 30, 2005 compared to $196,850 for the previous period ended September 30, 2004. Directors and Officers liability insurance was obtained for $36,500. All other general and administrative costs were relatively the same when compared to the previous year.   Interest income of $15,369 was also earned as compared to $34,204 in the previous corresponding period as the Company had less funds on deposit.

During the nine months ended September 30, 2005, the Company incurred mineral property deferred exploration costs of $415,660. Of the deferred exploration costs, $40,630 relates to the minimum holding costs of the Almaden project in Idaho, and $58,803 was spent on the Alaskan projects. In the prior year, the Company acquired an option on the Grew Creek project in the Yukon and incurred $288,746 in exploration expenditures during the current year. The Yukon mineral tax credit was received in the amount of $152,873 which was used to reduce the total deferred exploration expenditures for this project.  Mineral property acquisition costs of $129,137 were also incurred which included $21,357 for the Almaden Idaho project, $51,030 for the Golden Summit Alaska project, $3,000 for the Rob Alaska project and $45,000 for the Yukon project. The Company also issued 25,000 shares valued at $8,750 as part of the Duke, British Columbia agreement.

During the quarter, management decided not to pursue further exploration on the Liberty Bell property in Alaska. Accordingly, the associated acquisition and deferred exploration expenditures of $35,762 have been written-off.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $111,130 for the period ended September 30, 2005, a decrease of $30,211 over the same period in 2004. Travel costs increased by $2,559 for a total of $107,653.

Liquidity and capital resources

At September 30, 2005, the Company’s working capital, defined as current assets less current liabilities, was $1,163,733 compared with working capital of $1,723,301 at December 31, 2004. Flow-through funds of $553,845 must be spent before December 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the third quarter, 1,445,385 shares were issued for gross proceeds of $245,715.

The Company has a portfolio of investments with a book value of $216,711 and a market value of $265,696 as at September 30, 2005. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 31,512,590 shares at September 30, 2005.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following minimum basic rent payments to the expiration of the lease on June 30, 2005. The Company is also responsible for its proportionate share of property taxes and operating costs.  Pursuant to a settlement agreement, the Company is obligated to pay $12,982 before December 2005 with respect to the termination of an underlying lease on the Golden Summit property.  Pursuant to an agreement for the Keystone claims, the Company is obligated to pay approximately $61,500 per year. Only the second year of the Keystone agreement is shown as the Company has the option to terminate the agreement. Only mineral option payments that are legally binding have been included. Further information on mineral option payments are disclosed in note 4 to the consolidated interim financial statements to September 30, 2005.

	2005	2005	2006	2007	2008	Thereafter

Office lease	$12,636	-	-	-	-	-
Option payment settlement	12,982	-	-	-	-	-
Keystone property lease	61,500	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the third quarter ended September 30, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments and Other Instruments

Freegold’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the value of the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at September 30, 2005, there were 31,512,590 outstanding common shares compared to 29,992,205 outstanding shares at December 31, 2004.  The increase reflects the issuance of 25,000 shares for mineral properties, 1,445,385 shares for cash and 50,000 performance shares.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7g to the consolidated interim financial statements to September 30, 2005.

Related party transactions

Mr. Barr, a Director and Chairman of the Company, currently receives a management fee of $8,640 per month.  A total of $77,760 was paid to a company controlled by Harry Barr for  management services during the period ended September 30, 2005.  Pursuant to an office lease agreement dated July 11, 2000, a total of $30,011 was paid to a company controlled by Harry Barr for  office rent for the nine months ended September 30, 2005.  A total of $24,523 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services for the nine months ended September 30, 2005.   A total of $21,400 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services for the nine months ended September 30, 2005.

A total of $35,908 was paid and 50,000 performance shares issued to Kristina Walcot, an Officer of the Company for consulting services for the nine months ended September 30, 2005.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

The Company ended September 30, 2005 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.